Exhibit 99.01

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Zamba Corporation desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and is filing this cautionary statement in connection with the reform act. This Quarterly Report on Form 10-Q and any other written or oral statements made by or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “could,” “may” and other similar expressions identify forward-looking statements.

We wish to caution you that any forward-looking statements made by or on our behalf are subject to uncertainties and other factors that could cause such statements to be wrong. Some of these uncertainties and other factors are listed under the caption “Risk Factors” below (many of which we have discussed in prior SEC filings). Though we have attempted to list comprehensively these important factors, we wish to caution investors that other factors may prove to be important in the future in affecting our operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

We could become insolvent.

Our loss from operations during the third quarter was $1.26 million on revenues of approximately $2.62 million, and our liabilities exceeded our assets by approximately $4.14 million as of the end of the third quarter.  Our revenues decreased by more than 68% from the revenues we recorded during the third quarter of 2001.  In large part, we have funded our losses by sales of our holdings in NextNet Wireless, Inc. (“NextNet”).  If we are unable to reduce our losses and become profitable, or if we are unable to continue to sell portions of our holdings in NextNet, we may not be able to continue as a going concern.  We currently have approximately 221,667 shares of NextNet available for sale, net of shares that we have reserved for transactions with Entrx Corporation (“Entrx”).  The number of potential purchasers of our NextNet holdings is quite limited, for many reasons, including the fact that investors have not been generally interested in telecommunications products companies over the past few years.  We continue to have difficulties achieving profitability for a variety of reasons, not the least of which are that certain potential customers may decide not to do business with us out of concern regarding the general economy and our potential insolvency, which negatively impacts our revenues.  Further, the largest component of our cost structure is employment costs, which are difficult to decrease without risking the loss of the billable hours those employees could produce.

We recently signed a loan agreement with Entrx for $2.5 million, payable in three stages.  We have received the first $1.0 million, and are to receive the second advance of $750,000 on December 15, 2002, and the third advance of $750,000 on February 15, 2003.  We need to meet certain milestones in order to receive the second and third advances, including the following: (i) a loss from operations for the period from October 1, 2002 through November 30, 2002 no greater than $515,000 for the second advance and a loss from operations for the period from October 1, 2002 through January 31, 2003 no greater than $807,000 for the third advance; (ii) no “Material Adverse Occurrence” exists or has occurred as of the date of the advance; (iii) each and every representation, warranty and covenant by us in the loan agreement was true as of the date of the loan agreement and remains true as of the date of the second advance; and (iv) no event occurs which constitutes, or with the passage of time or giving of notice would constitute, an “Event of Default” by us.  Generally, a Material Adverse Occurrence means any event or occurrence that Entrx determines has, will or could reasonably be expected to materially adversely affect our business or financial condition or NextNet’s business or financial condition.  An Event of Default by us under the loan agreement generally means any of the following:

•	Any failure by us to make to make an interest payment on any outstanding advance that is not paid within 15 days of written notice from Entrx;
•	Any material misrepresentation by us in the loan agreement that continues for a period of 30 days after written notice from Entrx;
•	The application by us or consent to the appointment of a trustee or receiver of our business or property;
•	The institution of any dissolution or liquidation proceeding by or against us;
•	The entry of judgments against us for the payment of money totaling in excess of $10.00 million, which remains outstanding for a period of 90 days without a stay of execution.

If we do not receive the second or third advances, our ability to meet our ongoing financial obligations could be materially adversely affected.  Another important source of funding for us is our relationship with Silicon Valley Bank.  We currently receive funds from Silicon Valley Bank pursuant to an Accounts Receivable Purchase Agreement, in which Silicon Valley Bank advances us amounts up to 80% of the invoice value for eligible accounts receivable, to a maximum accounts receivable balance of $2.5 million.  Silicon Valley Bank can reject any or all of the invoices we submit, which could cause us to be dependent upon the timeliness of our collections from our clients.

If we become unable to borrow a sufficient amount of money from Silicon Valley Bank and are unable to collect our receivables in a timely enough manner, we may not have sufficient funds on hand to meet our current obligations.  If we are unable to reverse our decrease in revenues, grow our business and manage our growth and projects effectively, we may realize a material adverse effect in the quality of our services and products, our ability to retain key personnel, and our business, financial condition and results of operations.  Further, if our financial performance adversely affects our ability to obtain funds through accounts receivable, and we are unable to obtain additional financing, we may not be able to meet our cash requirements beyond January 31, 2003.

We could be classified as an inadvertent investment company.

Our holdings of NextNet may constitute investment securities under the Investment Company Act of 1940.  We will suffer adverse consequences if we are deemed to be an investment company under the Investment Company Act of 1940.  A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions.  We have not held ourselves out as an investment company, but if we were to be deemed an investment company, we would become subject to registration and regulation as an investment company under the Investment Company Act of 1940.  If we failed to register, we would be prohibited from engaging in business or issuing our securities and might be subject to civil and criminal penalties for noncompliance.  In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of our company and liquidate our business.  If we registered as an investment company, we would be subject to restrictions regarding our operations, investments, capital structure, governance and reporting of our results of operations, among other things, and our ability to operate as we have in the past would be adversely affected.

Unless an exclusion or safe harbor were available to us, in certain circumstances, we would have to attempt to reduce our investment securities as a percentage of our total assets in order to avoid becoming subject to the requirements of the Investment Company Act of 1940.  This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets.  If we were required to sell investment securities, we may sell them sooner than we otherwise would, which may require that those securities be sold at a substantial discount, and we may never realize anticipated benefits from, or may incur losses on, these investments.  Further, if only a portion of the shares of NextNet that we own are sold at a discount, the value of the remaining shares may be adversely affected.  Some investments may not be sold due to contractual or legal restrictions or the inability to locate a suitable buyer.  Moreover, we may incur tax liabilities when we sell assets.

We are in the process of applying to the Securities and Exchange Commission (“SEC”) to seek an order declaring Zamba to be engaged in a business other than that of owning or holding securities based on our historical development, the activities of our officers, directors and employees, how we represent Zamba’s business, the nature of our assets and sources of our income.  We can give no assurance, however, that the SEC will issue this order.

We are subject to claims and litigation and adverse results of these claims and litigation matters could negatively impact our financial condition and results of operations.

We have been sued in Minnesota State District Court in Hennepin County by Key Equipment Leasing, who has alleged default and sought to accelerate the balance of payments due under leases for office furniture.  Key has requested approximately $375,000 to resolve this matter.  Further, our former president and C.E.O., Doug Holden, has notified us that he may seek continued payroll and benefits and continued vesting of stock options for six months from June 27, 2002, the date of his separation.  Mr. Holden’s annualized salary at the time of his separation was $240,000, so the value of his claims is approximately $120,000 plus the value of his benefits and continued option vesting.  For further description of these and other legal matters, please see our discussion of “Legal Proceedings” under Item II of our Quarterly Report on Form 10-Q.  We are attempting to resolve these matters, but we cannot be certain that we will be able to successfully resolve these matters prior to litigation, and we cannot be certain that we will be successful in litigation.  If we are unable to resolve these matters, and if we lose the litigation for these matters, our financial position could be materially harmed.

We face risks from the possible termination of our relationship with HCL, and HCL may bring claims against us.

We are currently using HCL to provide services to some of our clients.  If we are unable to maintain a working relationship with HCL, we could have to find an alternative provider to provide the services that are currently being provided by HCL for these clients.  We are currently using fewer than ten HCL consultants.  We believe that we would eventually be able to obtain at least one offshore provider to replace HCL, but there can be no assurance that we will be able to do so on a timely and effective basis sufficient to keep our cost structure as it currently is.  Therefore, at least in the short-term, we would likely have to use a provider based in North America and the hourly rates we would pay to such a provider would likely be significantly higher than the rates charged by HCL.  HCL may also withhold deliverables or otherwise attempt to disrupt our relationships with our clients.  Further, although the alliance was not successful in obtaining clients, HCL has indicated to us that it believes it is owed a portion of the revenues received by Zamba for certain Zamba clients that were jointly serviced by Zamba and HCL consultants during the second and third quarters.  HCL has provided us with estimates up to approximately $400,000 for its portion of the revenues.  Although we dispute that HCL is owed any amount of these revenues, there can be no assurance that we will prevail.  We are currently in discussions with HCL regarding whether any amount is owed.  During our discussions, HCL has also indicated to us that it may bring a claim against us for the fact that the registration for the shares of Zamba common stock HCL purchased for one million dollars when the alliance was formed has not yet been declared effective.  If HCL does bring a claim against us, or if we are not successful in finding another offshore provider, it could negatively affect our ability to meet our milestones under the loan from Entrx or otherwise harm our ability to obtain further funding.  In our opinion, we believe we have potential claims against HCL and we have advised them of such claims.  We believe HCL has failed to pay us for assets we have transferred to them and provide finders fees or other revenue sharing for business opportunities that we forwarded to HCL.  Also, at least in part because HCL stopped funding the alliance marketing expenses after June 30, 2002, which in our opinion HCL was required to fund, we have had to eliminate certain personnel and reduce the salaries for others.  These employment actions could harm our ability to obtain and service clients.  While we believe we have defenses to HCL's claims at this time we cannot predict whether we will prevail, and if we do not prevail, what our exposure is.

The market for our stock is subject to rules and risks relating to low-priced stock.

Our common stock is currently listed for trading on the NASD Over-The-Counter Bulletin Board and is subject to the “penny stock rules” adopted pursuant to Section 15(g) of the Securities Exchange Act of 1934, as amended.  In general, the penny stock rules apply to non-Nasdaq or non-national stock exchange companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years).  Such rules require, among other things, that brokers who trade “penny stock” to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document, quote information, broker’s commission information and rights and remedies available to investors in penny stocks.  Many brokers have decided not to trade “penny stock” because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited.  The “penny stock rules,” therefore, may have an adverse impact on the market for our common stock and may affect our ability to attract competitive funding.  Further, because our stock is currently listed on the Over-The-Counter Bulletin Board, this means that, among other things, our stock is less liquid as compared to when it was listed on the Nasdaq stock market.  As a result, investors in our common stock will be less able to sell stock holdings or receive accurate stock price quotations.

The loss of a significant client could impact our operations.

We derive a substantial part of our revenues from a small number of clients.  During the third quarter of fiscal 2002, 93% of our revenues came from our top ten customers and 73% came from our top five customers.  During the third quarter of fiscal 2002, three clients — Best Buy Corporation (21%), Union Bank of California (21%) and Enbridge Services (15%) — each comprised more than 10% of our revenues.  The loss of one or more of these clients would materially adversely affect our business, financial condition and results of operations.  Our services often involve the implementation of complex information systems that are critical to our clients’ operations.  Our failure to meet client expectations in the performance of our services may damage our reputation and adversely affect our ability to attract and retain clients.  If a client is not satisfied with our services, we will generally spend additional human and other resources at our own expense to ensure client satisfaction.  Such expenditures will typically result in a lower margin on such engagements and could materially adversely affect our business, financial condition and results of operations.

There may be a conflict of interest among Zamba’s directors with regard to our holdings in NextNet Wireless, Inc.

Two of our directors, Joe Costello and Dixon Doll, are also shareholders and directors of NextNet.  Mr. Costello is Chairman of both companies.  We have sold approximately $5.3 million of our NextNet preferred stock during 2002 to fund operations, including sales of approximately $2.0 million to Mr. Costello and $150,000 to investment entities managed by Dr. Doll.  Additionally, another director of Zamba, Sven Wehrwein, is a consultant for NextNet.  In their roles as directors of Zamba and directors or consultants for NextNet, these directors may be faced with situations that require them to recuse themselves from voting on matters affecting our company.

We face additional risks that are incidental to our business.

•	We may experience decreasing margins on the sale of our services, which may impair our ability to achieve profitability or positive cash flow.
•	The markets we face are highly competitive and we may not be able to compete effectively, especially against competitors with greater resources or market identification.
•	Our business may suffer unless economic conditions improve.
•	The price of our common stock could fluctuate significantly, which may result in losses for investors.
•	Anti-takeover effects of Delaware law, our Stockholder Rights Plan, and our change in control severance arrangements could prevent a change in control of our company.
•	Our success depends on our retention of certain key personnel, our ability to hire additional key personnel and the maintenance of good relations with our employees.